UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 14, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI ANNOUNCES CHANGE IN COMPANY SECRETARY



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

14 August 2012

ANGLOGOLD ASHANTI ANNOUNCES CHANGE IN COMPANY SECRETARY

With effect from 1 September 2012, Maria Esperanza Sanz Perez, Group General Counsel, will also assume the role of Company Secretary of AngloGold Ashanti Limited. This follows the impending retirement of Lynda Eatwell. The Board would like to thank Ms Eatwell for her years of dedicated service and wish her well in retirement.

Ms Sanz Perez will now hold the title of "Group General Counsel and Company Secretary".

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite (Media)	+27 (0) 11 637 6388	/	+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 (212) 858 7701	/	+1 646 338 4337	sbailey@anglogoldashanti.com
Sabrina Brockman (Investors)	+1 (212) 858 7702	/	+1 646 379 2555	sbrockman@anglogoldashantiNA.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 14, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary